SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 3 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2013

(Title of Class of Securities)

883203 BN0

(CUSIP Number of Class of Securities)

Jayne M. Donegan

Senior Associate General Counsel

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 421-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd W. Eckland

Stanton D. Wong

PILLSBURY WINTHROP SHAW PITTMAN LLP

1540 Broadway

New York, NY 10036

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$1,074,119,468.46	$124,706

(*)                                 Determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that all 4.50% Convertible Senior Notes due 2013 (the “Notes”) of Textron Inc. (the “Company”) outstanding as of September 14, 2011 will be purchased pursuant to the Offer at the maximum purchase price of $1,790.22 in cash per $1,000 principal amount of Notes. As of September 14, 2011, there was $599,993,000 aggregate principal amount of Notes outstanding.

(**)                          The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the Transaction Valuation by 0.0001161.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$124,706	Filing Party:	Textron Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 14, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Textron Inc., a Delaware corporation (the “Company”), on September 14, 2011, as amended by Amendment No. 1 filed with the SEC by the Company on September 15, 2011 and Amendment No. 2 filed with the SEC by the Company on September 21, 2011 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash any and all of the Company’s outstanding 4.50% Convertible Senior Notes due 2013 (the “Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated September 14, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal.

Only the item amended is reported in this Amendment No. 3.  Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO, or in the Offer to Purchase or the Letter of Transmittal. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 4.                    Terms of the Transaction

The section of the Offer to Purchase entitled “The Offer — Principal Amount of Notes; Price — Sample Calculations of Purchase Price” and Item 4(a) of the Schedule TO, to the extent Item 4(a) incorporates by reference the information contained in such section of the Offer to Purchase, are hereby supplemented with the following information:

For purposes of illustration, the table below compares the Maximum Purchase Price (as defined in the Offer to Purchase) with respect to each $1,000 principal amount of Notes with a calculation of illustrative “Parity Values” of each $1,000 principal amount of Notes, assuming a range of sample Average VWAPs (as defined in the Offer to Purchase) indicated in the left-hand column. For this purpose, the illustrative “Parity Value” is calculated by multiplying the Average VWAP by 76.1905, the number of shares of Common Stock into which each $1,000 principal amount of Notes is currently convertible upon the terms and subject to the conditions set forth in the indenture governing the Notes.  The actual Average VWAP may be higher or lower than the sample Average VWAPs below and the actual value of any shares (or cash payment or a combination of shares and a cash payment) that may be received upon conversion of the Notes in accordance with their terms may be higher or lower than the sample Parity Values shown below.

Sample Average VWAP	Maximum Purchase Price	Illustrative Parity Value

$22.50	$1790.22	$1,714.29
$23.00	$1790.22	$1,752.38
$23.50	$1790.22	$1,790.48
$24.00	$1790.22	$1,828.57
$24.50	$1790.22	$1,866.67

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2011.

TEXTRON INC.

By	/s/ Mary F. Lovejoy
Mary F. Lovejoy
Vice President and Treasurer